                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  __________

                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 2

                      BOSTON CELTICS LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                               (Name of Issuer)

                           Limited Partnership Units
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   100577105
--------------------------------------------------------------------------------
                                (CUSIP number)

                                Paul E. Gaston
                              33 East 63rd Street
                              New York, NY  10021
                                (212) 644-3800
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                March 13, 2000
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check
the following box   [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------                                  ---------------------
  CUSIP NO. 100577105              13D                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Castle Creek Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
         WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          617,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          617,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      617,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
------------------------------------------------------------------------------


                               (Page 2 of 7 pages)

-----------------------                                  ---------------------
  CUSIP NO. 100577105              13D                     PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Castle Creek Partners GP, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          617,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          617,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      617,900
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------


                               (Page 3 of 7 pages)

-----------------------                                  ---------------------
  CUSIP NO. 100577105              13D                     PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Paul E. Gaston
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          618,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          618,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      618,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      22.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------


                               (Page 4 of 7 pages)

     This Amendment No. 2 to Schedule 13D is being filed in connection with open market purchases of limited partnership units (the "Units") of Boston Celtics Limited Partnership ("BCLP") by Castle Creek Partners, L.P. ("Castle Creek"). Capitalized terms not defined in this amendment have the meanings given to them in Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     Castle Creek purchased the Units described in Item 5 of this Amendment No. 2 with cash and proceeds from short-term investments.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

     The purpose of the acquisitions of Units described in Item 5 of this Amendment No. 2 by Castle Creek was for Castle Creek to increase its equity interest in BCLP for investment purposes. Prior to the acquisitions described in Item 5 of this Amendment No. 2, Castle Creek owned 21.6% of the outstanding Units. The additional acquisitions described in this Amendment No. 2 increased Castle Creek's ownership interest in BCLP to 22.9% of the outstanding Units. The purpose of the additional acquisitions described herein was not for Castle Creek or Paul E. Gaston to acquire or influence control of BCLP's business, since Castle Creek previously owned 21.6% of the outstanding Units and since BCLP GP, Inc., an affiliate of Castle Creek and Paul E. Gaston, was already BCLP's general partner. By virtue of ownership of over 20% of the outstanding Units, Castle Creek and Paul E. Gaston can prevent certain actions that, pursuant to BCLP's Agreement of Limited Partnership, require a vote of at least 80% of the outstanding Units.

     Except as set forth above and elsewhere in this Amendment No. 2, Castle Creek, Castle Creek GP and Paul E. Gaston have no present plans or intentions that relate to or would result in any of the transactions described in clauses
(a) through (j) of Item 4 of Schedule 13D. Depending on market prices and other factors, Castle Creek may, from time to time, purchase additional Units. The intentions of Castle Creek, Castle Creek GP and Paul E. Gaston and entities with respect to BCLP and the Units are subject to change, and each retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of BCLP and to formulate plans and proposals that could result in the occurrence of any such events.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of Schedule 13D is hereby amended and restated as follows.

     (a) Castle Creek directly and beneficially owns 617,900 Units, which constitute approximately 22.9% of the Units outstanding as of September 30, 1999. As general partner of Castle Creek, Castle Creek GP may be deemed to beneficially own all Units owned directly by Castle Creek. Paul E. Gaston may be deemed to beneficially own 618,000 Units, which constitute approximately 22.9% of the Units outstanding as of September 30, 1999, of which 617,900 are owned directly by Castle Creek, and 100 are owned directly by Walcott.

     Don F. Gaston and Paula B. Gaston directly and beneficially own an aggregate of 200 Units, which constitute less than 1% of the Units outstanding as of September 30, 1999. Don F. Gaston is deemed to beneficially own 100 Units owned directly by Brookwood Investments Limited Partnership.

                               (Page 5 of 7 pages)
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     (b) Each person named in response to paragraph (a) of this Item 5 has sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, the number of Units beneficially owned by such person.

     (c) The following table sets forth information regarding Castle Creek's acquisition of Units within the past sixty days. All transactions were effected in the open market on the New York Stock Exchange.


                                  NUMBER OF UNITS                 WEIGHTED
              DATE                   PURCHASED                  AVERAGE PRICE

        January 18, 2000                1,000                      $9.9375
        January 20, 2000                  100                      $9.9375
        January 28, 2000                1,000                      $9.9375
        February 2, 2000                  300                      $9.9375
        February 4, 2000                  500                      $9.9375
        February 7, 2000                  200                      $9.9375
        February 8, 2000                1,500                      $9.9375
        February 9, 2000                  600                      $9.9271
        February 10, 2000                 300                      $9.9375
        February 11, 2000                 600                      $9.9375
        February 14, 2000               1,000                      $9.9063
        February 15, 2000               3,500                      $9.9375
        February 16, 2000                 600                      $9.9375
        February 17, 2000                 400                      $9.9375
        February 22, 2000               3,500                      $9.9196
        February 23, 2000               1,700                      $9.9375
        February 24, 2000               1,000                      $9.9375
        February 25, 2000               1,800                      $9.9375
        February 29, 2000               1,000                      $9.9375
        March 1, 2000                     100                      $9.9375
        March 3, 2000                     500                      $9.9375
        March 6, 2000                   1,600                      $9.9375
        March 8, 2000                   1,400                      $9.8929
        March 10, 2000                  1,500                      $9.9375
        March 13, 2000                    400                      $9.9375
        March 14, 2000                  1,200                      $9.9375
        March 15, 2000                  5,200                      $9.9351



  (d)   Not applicable.

  (e)   Not applicable.

                               (Page 6 of 7 pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 2000
                              CASTLE CREEK PARTNERS, L.P.


                              By:  Castle Creek Partners GP, Inc.
                              Its:  General Partner


                                    /s/ Paul E. Gaston
                              ---------------------------------
                              By:  Paul E. Gaston
                              Its:  President



                              CASTLE CREEK PARTNERS GP, INC.


                                    /s/ Paul E. Gaston
                              ---------------------------------
                              By:  Paul E. Gaston
                              Its:  President



                                   /s/ Paul E. Gaston
                              ---------------------------------
                                     Paul E. Gaston


                               (Page 7 of 7 pages)